April 22, 2008

Lauren Nguyen/Attorney-Advisor
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:           El Maniel International, Inc
    Amendment No. 1 to Registration Statement on Form S-1
    Filed April 4, 2008
    File No. 333-148988

Dear Ms. Nguyen:

We represent El Maniel International, Inc. (the “Company” or “El Maniel”). We are in receipt of your letter dated April 16, 2008 regarding the above referenced filing and the following are our responses:

Prospectus

Risk Factors, page 2

1.
We note your response to prior comment 7 and reissue.  We could not locate the requested new risk factors.  Please revise to add risk factors about your serious undercapitalization, the health hazards of tobacco and its decline in popularity, the taxes on tobacco products and the disincentive that creates and the limits on advertising or tell us why you believe they are not necessary.

Answer:
This section has been revised to provide risk factors for the Company’s serious undercapitalization, the health hazards of tobacco and its decline in popularity, the taxes on tobacco products and the disincentive that creates and the limits on advertising.

The Offering Price of the Shares, page 3

2.
We reissue previous comment no. 8.  We note your response.  Either revise to include a bona fide price or send us the offering materials for the private placement.  We may have further comments upon your response.

Answer:	The price has been revised on the prospectus cover page to $.20 since the shares will now be a liquid non-restrictive security. Supplementally, we are sending a copy of the offering memorandum.

Establishing a New Brand Requires an Effective marketing and Product Placement Which May Take a Long Period of Time, page 3

3.
Revise to clarify here and throughout the prospectus whether you have initiated any advertising or marketing programs.  We note that on page 11 you stated that you have not commenced any marketing campaigns.

Answer:	This risk factor has been revised to clarify that it has little advertising experience and has not initiated any advertising or other promotional efforts at this point.

The Company is Subject to the Risks Associated with Foreign Operations and International Trade…page 4

4.
You stated that although you do not have any contract to purchase tobacco in the Dominican Republic, all of your “existing” and planned operations are located there.  Revise to explain what consists of your “existing” operations in the Dominican Republic.

Answer:
This section has been revised to disclose that the Company’s operations consist of purchasing cigars from a Dominican manufacturer and having that company package and prepare the cigars for shipment. This Company operates in a duty free zone so the Company can bring in boxes from China and package the final product for shipment.

We are Selling Premium cigars in a Highly Competitive Market and We are Unsure as to Whether or Not There Will Be any Consumer Demand for Our Product, page 4

5.	Revise the risk factor to delete the reference to “pharmaceutical” raw materials.

Answer:	This risk factor has been revised to delete the reference to “pharmaceutical” raw materials.

Directors, Executive officers, page 7

6.
We note your response to prior comment 17 and reissue.  Please revise to disclose with specificity the dates of employment whenever possible and to include employers and job titles held during such periods so that the investor may gain an understanding of the experience of your executives and officers.

Answer:	This section has been revised to disclose with specificity the dates of employment and to include employers and job titles held during such periods.

Description of Business, page 10

7.
Refer to the fourth paragraph in this section and the description of the rise in the tobacco industry since 1997.  Please revise to include, if possible, updated information regarding the number of imports since 2005.

Answer:	This paragraph has been revised to disclose updated information.

Products, page 10

8.
Refer to the second paragraph in this section and your description of the “initial test sale.”  Please revise the disclosure to clarify whether the test sale is the Macau sale that you referred to on page 10.

Answer:	This section has been revised to clarify that the test sale is the Macau sale that you referred to on page 10.

9.	Refer to the third paragraph on page 10 and the reference to “turn-key” cigar smoking experience. Revise to define what “turn-key” means the first instance the term is used.

Answer:	This paragraph has been revised to define “turn-key” cigar smoking experience.

Management Discussion and Analysis, page 11
Plan of Operation, page 11

10.
We note your response to prior comment 31 and reissue.  You have only listed the anticipated expenses of $75,000 for the next twelve months and the expenses for the marketing campaign.  As you expect to purchase cigars for distribution, provide detailed disclosure on the costs for such purchases for your inventory.  Specifically, please provide additional disclosure with regard to your plan of operations, first for the next twelve months and then, to the point of generating revenues.  Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter.  Disclose the estimated costs and the approximate timetable for beginning and completing each step.  We may have additional comments after reviewing your response.

Answer:	This section has been revised to additional disclosure with regard to the plan of operations first for the next twelve months and then to the point of generating revenues.

Executive Compensation, page 13

11.
Refer to the summary compensation table on page 13 and footnote 2.  You stated that Ms. Tejeda received 5,000,000 shares of common stock having a value of $5,000 in exchange for serviced rendered.  Revise the summary compensation table to indicate the fair market value of the shares as you have listed the number of shares received.

Answer:	This section has been revised to indicate the fair market value of $5,000.

Part II

Undertakings, page II-4

12.	We could not locate the undertakings as set forth in Item 512(h) of Regulation S-B. Revise to include such undertakings.

Answer:	Such undertakings have been included in this amendment.

Exhibit 10.2

13.
We note that you have filed the letter agreement with ABAM SA. However, some of the material terms to the agreement could not be located.  In particular, we could not locate the duration, contract price and governing law provisions.  Revise to include such provisions or explain why such provisions are unnecessary.

Answer:	The Company has added an addendum to disclose these material terms of the Agreement. This addendum has been filed as an exhibit and the terms have been described in the prospectus.

Exhibit 10.3

14.
We note that Europa Capital will provide “administrative and other miscellaneous” services to the company.  Revise in an appropriate place in the prospectus to clarify what other services will Europa Capital provide the company.  Do these services include consulting and marketing services?

Answer:	This business section of the prospectus has been revised to clarify the services Europa provides.

Other

15.	The independent public accountants in each amendment should furnish manually signed and currently dated consents to the registration statement.

Answer:	The independent public accountant has furnished manually signed and currently dated consents to the registration statement.

16.	In the event of delay in effectiveness of the Form S-1, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

Answer:	The Company will continue to update in accordance its financials statement as needed in compliance with Item 310(G) of Regulation S-B.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /S/ GREGG E. JACLIN
             GREGG E. JACLIN

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